CANPLATS RESOURCES CORPORATION

Interim Financial Report
April 30, 2008

#1180 – 999 West Hastings Street, Vancouver, B.C.  CANADA  V6C 2W2
Phone: (604) 689-3846           Fax:  604-689-3847

CANPLATS RESOURCES CORPORATION
#1180 – 999 West Hastings Street
Vancouver, B.C.   V6C 2W2
Ph:  604-689-3846   Fx:  604-689-3847

Dear Shareholder,

We continue to be encouraged by the results from our exploration program at the Camino Rojo Property in Zacatecas State, Mexico.  The expanded drilling program has added significantly to the dimensions of the Represa Zone, with gold, silver, lead and zinc mineralization now intersected over 900 meters of strike length to a vertical depth exceeding 700 meters.  The Represa Zone remains open along strike and at depth with many holes ending in strong mineralization.  The drilling program continues to utilize two reverse circulation drills capable of testing to depths of 300 to 400 meters and two diamond drills with the capability of testing to depths of over 700 meters.  Sufficient drill hole density is expected to be completed by July to commence an initial resource estimate for the Represa Zone.

We are particularly encouraged by drilling results from the western extension of the Represa Zone. These results, together with induced polarization geophysical data, suggest a continuing correlation between mineralization and the IP anomaly that extends over a kilometer from the Represa Zone to the Don Julio Zone.   We have commenced diamond drilling at Don Julio to follow up on the previous shallow reverse circulation drill holes that encountered favourable alteration and local gold mineralization.  The possibility of a significant mineral system at depth or adjacent to previous drilling at Don Julio could add considerable potential to the property.

A better understanding of the regional geology has led to the acquisition of additional concessions to the west and southwest, which expands the total property holdings to approximately 340,000 hectares or more than 1,300 square miles.  Reconnaissance geophysical surveys are underway in favourable areas of this extensive property, which will assists in prioritizing new target areas.

The closing of the private placement financing in February allows us to meet our foreseeable needs for the program currently in progress, with end of quarter working capital of $10,609,966.

On behalf of the Board

"R.E. Gordon Davis"

R.E. Gordon Davis
Chairman & CEO
June 19, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements of the Company for the period ending April 30, 2008 have been prepared by management and have not been subject to review by the Company’s auditors.

Canplats Resources Corporation
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
As at April 30, 2008

(expressed in Canadian dollars - unaudited)

	April 30	July 31
	2008	2007
	$	$
ASSETS

Current
Cash and cash equivalents	11,982,194	2,106,551
Receivables	225,247	6,066
Prepaid expenses and deposits	71,592	10,229
Total current assets	12,279,033	2,122,846

Value added tax recoverable	497,257	182,523
Mineral properties	9,410,890	3,585,042
Property, plant and equipment, net	61,161	-
Total assets	22,248,341	5,890,411

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	1,534,852	53,112
Due to related parties (note 5)	134,215	20,850
Total current liabilities	1,669,067	73,962

Future income tax liability	417,200	217,900
Total liabilities	2,086,267	291,862

Shareholders' Equity

Share capital (note 4)	23,877,566	15,538,867
Valued assigned to stock options and warrants (note 4)	8,691,833	657,923
Contributed surplus	316,729	316,729
Deficit	(12,724,054)	(10,914,970)
Total shareholders' equity	20,162,074	5,598,549
Total liabilities and shareholders' equity	22,248,341	5,890,411

On behalf of the Board,

“James W. Tutton”	“R.E. Gordon Davis”
James W. Tutton, Director	R.E. Gordon Davis, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Interim Consolidated Statements of Loss, Comprehensive Loss and Deficit
For the nine months ended April 30, 2008

(expressed in Canadian dollars - unaudited)

	Three Months Ended		Nine Months Ended
	April 30	April 30	April 30	April 30
	2008	2007	2008	2007
	$	$	$	$

Expenses
Bank charges	850	1,035	2,467	2,516
Depreciation	7,379	-	7,930	-
General exploration	2,133	49,914	42,974	129,546
Insurance	8,305	4,204	10,888	4,204
Investor relations	111,074	14,647	201,474	74,738
Legal, accounting and audit	37,000	5,000	50,320	24,525
Listing and filing fees	9,733	5,545	12,512	9,942
Office and administration	91,757	3,332	109,024	12,648
Salaries	65,282	16,690	132,919	54,755
Shareholder relations	4,398	5,359	14,491	11,370
Stock-based compensation	543,199	64,070	1,311,882	497,720
Transfer agents	2,820	2,916	10,360	9,506
	(883,930)	(172,712)	(1,907,241)	(831,470)

Other income
Interest income	73,325	20,799	106,854	52,840
Foreign exchange gain/(loss)	619	(2,505)	(8,697)	(2,479)
	73,944	18,294	98,157	50,361

Loss and comprehensive loss for the period	(809,986)	(154,418)	(1,809,084)	(781,109)

Deficit - Beginning of period	(11,914,068)	(10,669,439)	(10,914,970)	(10,042,748)
Deficit - End of period	(12,724,054)	(10,823,857)	(12,724,054)	(10,823,857)

Weighted average number of shares issued	55,579,806	45,873,890	51,123,587	43,326,990

Basic and diluted loss per share	(0.01)	(0.00)	(0.04)	(0.02)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
For the nine months ended April 30, 2008

(expressed in Canadian dollars - unaudited)

	Three Months Ended		Nine Months Ended
	April 30	April 30	April 30	April 30
	2008	2007	2008	2007
	$	$	$	$

Operating activities
Loss for the period	(809,986)	(154,418)	(1,809,084)	(781,109)
Non-cash items:
Stock-based compensation	543,199	64,070	1,311,882	497,720
Depreciation	7,379	-	7,930	-
Decrease (increase) in non-cash working capital:
Accounts receivable and prepaid expenses	(248,718)	(29,174)	(280,544)	(48,735)
Accounts payable and accrued liabilities	26,126	225,643	62,044	233,459
Due to related parties	(10,871)	(1,262)	113,365	15,481
Cash generated by (used in) operating activities	(492,871)	104,859	(594,407)	(83,184)

Financing activities
Shares and warrants issued for cash	15,789,600	1,373,750	16,023,450	2,124,312
Share issue costs	(1,117,950)	-	(1,117,950)	-
Shares to be issued	(382,500)	-	-	-
Cash generated by financing activities	14,289,150	1,373,750	14,905,500	2,124,312

Investing activities
Mineral property costs	(2,828,313)	(436,390)	(4,051,625)	(758,110)
Purchase of property, plant, and equipment	(65,753)	-	(69,091)	-
Increase in VAT recoverable	(185,247)	-	(314,734)	-
Cash used in investing activities	(3,079,313)	(436,390)	(4,435,450)	(758,110)

Increase in cash	10,716,966	1,042,219	9,875,643	1,283,018

Cash and cash equivalents beginning of period	1,265,228	1,831,044	2,106,551	1,590,245
Cash and cash equivalents - end of period	11,982,194	2,873,263	11,982,194	2,873,263

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Interim Consolidated Statements of Shareholders’ Equity
For the nine months ended April 30, 2008

(expressed in Canadian dollars except number of shares - unaudited)

	Number of		Value assigned			Total
	Common	Share Capital	to Stock Options	Contributed		Shareholders'
	Shares	Issued	and Warrants	Surplus	Deficit	Equity
	$	$	$	$	$	$

Balance, July 31, 2006	40,327,806	12,725,289	785,678	316,450	(10,042,748)	3,784,669

Issued for cash:
Exercise of options	75,000	22,500	-	-	-	22,500
Exercise of warrants	8,407,250	2,101,812	-	-	-	2,101,812
Non-cash:
Value assigned to options granted	-	-	561,790	-	-	561,790
Value assigned to options exercised	-	14,900	(14,900)	-	-	-
Value assigned to warrants exercised	-	674,366	(674,366)	-	-	-
Value assigned to expired warrants and options	-	-	(279)	279	-	-
Loss for the year	-	-	-	-	(872,222)	(872,222)

Balance, July 31, 2007	48,810,056	15,538,867	657,923	316,729	(10,914,970)	5,598,549

Issued for cash:
Private placement	7,000,000	14,632,050	-	-	-	14,632,050
Exercise of options	705,000	273,450	-	-	-	273,450
Non-cash:
Value assigned to options granted	-	-	1,467,109	-	-	1,467,109
Value assigned to options exercised	-	159,465	(159,465)	-	-	-
Value assigned to warrants	-	(5,926,993)	5,926,993	-	-	-
Value assigned to underwriters' warrants	-	(799,273)	799,273	-	-	-
Loss for the period	-	-	-	-	(1,809,084)	(1,809,084)

Balance, April 30, 2008	56,515,056	23,877,566	8,691,833	316,729	(12,724,054)	20,162,074

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Interim Statement of Mineral Property Costs
For the nine months ended April 30, 2008

(expressed in Canadian dollars - unaudited)

	Rodeo	Yerbabuena	El Rincon	Mecatona	Maijoma	El Alamo	Camino Rojo
	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total
	$	$	$	$	$	$	$	$

Balance, July 31, 2007	1,303,921	1,163,862	165,916	513,088	227,034	190,111	21,110	3,585,042

Acquisition costs	4,937	30,330	4,750	55,216	9,832	5,127	33,386	143,578

Assaying	1,427	-	-	-	-	-	1,145,516	1,146,943
Claim taxes	9,221	12,028	8,134	2,834	5,251	36,778	74,757	149,003
Consulting and contracting service	117	8	4	166	93	179	15,241	15,808
Drilling	166	-	-	-	-	-	2,779,082	2,779,248
Environmental	-	-	-	-	-	-	9,250	9,250
Foreign exchange	333	703	136	923	173	667	77,168	80,103
Geology salaries and consulting	968	67	67	1,676	4,738	2,437	561,551	571,504
Geophysics airborne and ground	-	823	-	-	-	-	230,700	231,523
Equipment	-	-	-	-	-	-	112,704	112,704
Living costs and travel	420	390	-	1,062	66	536	126,688	129,162
Maps, prints and film	-	-	-	-	-	-	108,199	108,199
Metallurgy	-	-	-	-	-	-	18,571	18,571
Office expenses	3,142	542	111	630	455	979	33,051	38,910
Future income taxes	-	310	1,788	1,963	3,701	1,930	189,607	199,299
Storage	-	-	-	-	-	-	9,784	9,784
Supplies	-	-	-	-	-	-	15,702	15,702
Trenching	-	-	-	-	-	-	66,557	66,557

Exploration costs for the period	15,794	14,871	10,240	9,254	14,477	43,506	5,574,128	5,682,270

Balance, April 30, 2008	1,324,652	1,209,063	180,906	577,558	251,343	238,744	5,628,624	9,410,890

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
For the nine months ended April 30, 2008

(expressed in Canadian dollars - unaudited)

1.	NATURE OF OPERATIONS

Canplats Resources Corporation (“Canplats” or “the Company”) is in the process of acquiring, exploring and developing precious and base metal mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  Management has estimated that the Company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or sale. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and written-off, and do not necessarily represent present or future values.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its subsidiary, Canplats de Mexico S.A. de C.V.  Inter-company balances are eliminated upon consolidation.  These unaudited interim consolidated financial statements follow the same accounting policies as the most recent audited annual consolidated financial statements except for changes relating to the recognition and measurement of financial instruments (see “Changes in Accounting Policies”).  These statements do not contain all the information required for annual financial statements and should be read in conjunction with the annual consolidated financial statements.  In the opinion of management, all of the adjustments necessary to fairly present the consolidated financial statements set forth herein have been made.  The Company has reclassified certain comparative figures to reflect the presentation used in its most recent annual consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
For the nine months ended April 30, 2008

(expressed in Canadian dollars - unaudited)

2.	ACCOUNTING POLICIES (Cont’d)

Changes in Accounting Policies

Effective August 1, 2007, the Company prospectively adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA.   Accordingly, prior periods have not been restated.

Financial Instruments – Recognition and Measurement, Section 3855

This standard requires all financial instruments to be classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments within its scope, including derivatives, are to be included on the Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Depending on the classification, changes in fair value are to be recognized in the statements of operations and comprehensive income.

All held-for-trading financial instruments are recorded on the balance sheet at fair value.  All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing on other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance.

The Company’s financial instruments include cash and cash equivalents, receivables, prepaids, accounts payables and accrued liabilities, and amounts due to related parties.  The fair value of these financial instruments approximates their carrying value due to their short term nature and capacity of prompt liquidation.  Therefore, the adoption of Section 3855 had no material impact on the Company’s financial statements.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  The Company currently does not have any hedges.

Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income is the change in net assets that results from transactions, events and circumstances from sources other than shareholders and includes items such as unrealized gains or losses on available-for-sale investments.  Accumulated other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.  The adoption of Section 1530 had no material impact on the Company’s financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
For the nine months ended April 30, 2008

(expressed in Canadian dollars - unaudited)

2.	ACCOUNTING POLICIES (Cont’d)

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about an entity's capital and how it is managed.  Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

(i)	qualitative information about its objectives, policies and processes for managing capital;
(ii)	summary quantitative data about what it manages as capital;
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv)	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for the Company’s interim and annual financial statements beginning on August 1, 2008. The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures, requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i)	designating financial assets and liabilities as held for trading;
(ii)	designating financial assets as available-for-sale; and
(iii)	determining when impairment is recorded against the related financial asset or when an allowance account is used.

This standard is effective for the Company’s interim and annual financial statements beginning on August 1, 2008. The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
For the nine months ended April 30, 2008

(expressed in Canadian dollars - unaudited)

2.	ACCOUNTING POLICIES (Cont’d)

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for the Company’s interim and annual financial statements beginning August 1, 2008. The Company does not expect the adoption of these changes to have an impact on its financial statements.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning August 1, 2009.  The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to replace Canadian GAAP with IFRS.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended July 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.      FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, prepaids, accounts payables and accrued liabilities, and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk from foreign currency fluctuations.  The Company does not use any derivative instruments to manage its exposure to fluctuation in foreign currency exchange rates.

4.      SHARE CAPITAL

(a)	Common Shares

Shares authorized: Unlimited number of common shares, no par value.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
For the nine months ended April 30, 2008

(expressed in Canadian dollars - unaudited)

4.      SHARE CAPITAL (Cont’d)

(b)	Private Placement

In February 2008, the Company completed a $15,750,000 private placement of 7,000,000 units at $2.25 per unit for net proceeds of approximately $14,632,050 after commissions and expenses.  Each unit consists of one common share and one-half common share purchase warrant with an exercise price of $3.00 for a period of 24 months.  Of the 7,000,000 units issued, 700,000 units were sold on a non-brokered basis with the remaining 6,300,000 units sold by brokers.

As consideration to the brokers, the Company issued 441,000 underwriters’ warrants with an exercise price of $2.25 for a period of 24 months.  Total share issue costs related to the transaction was $1,917,223, which includes commission and expenses of $1,117,950 and underwriters’ warrants with a fair value of $799,273 based on the Black-Scholes option pricing model.

(c)	Stock Options

At April 30, 2008, the number of common share stock options outstanding was 4,045,000 with a weighted average exercise price of $0.70 and a weighted average life of 4.35 years.

During the nine-month period ended April 30, 2008, 2,405,000 stock options were granted to officers, directors, employees and consultants of the Company with exercise prices between $0.44 and $3.08 and with expiry dates from October 24, 2012 to April 25, 2013.  The Company calculates the fair value of stock options based on the Black-Scholes option pricing model and amortizes them on a straight-line basis over their respective vesting periods.  The fair value of options charged to the statements of loss, comprehensive loss and deficit was $1,311,882 (2007 - $497,720) in the current period with an additional $155,227 (2007 - $nil) deferred as mineral property costs.

(d)	Warrants

At April 30, 2008, the number of common share warrants outstanding was 3,500,000 with an exercise price of $3.00 and with an expiry date of February 12, 2010.  The fair value assigned to warrants was $5,926,993 based on the Black-Scholes option pricing model.

At April 30, 2008, the number of underwriters’ warrants outstanding was 441,000 with an exercise price of $2.25 and with an expiry date of February 12, 2010.

5.      RELATED PARTY TRANSACTIONS

The Company was billed $806,851 (2007 - $284,255) in the current period for fees and expenses related to geological support, management and administration services provided by Silver Standard Resources Inc., a company of which two directors are also directors of the Company.  Included in current liabilities at April 30, 2008 is $134,215 (2007 - $62,950) due to Silver Standard.  Any amounts payable to related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursements or asset sales with related parties are at normal business terms.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
For the nine months ended April 30, 2008

(expressed in Canadian dollars - unaudited)

6.	SEGMENTED INFORMATION

The Company operates in one industry segment which is the acquisition and exploration of mineral properties.  Segment assets by geographic location are as follows:

	Loss for the period		Total assets
	April 30	April 30	April 30	July 31	April 30
	2008	2007	2008	2007	2007
Canada	($1,806,880)	($761,679)	$12,031,791	$2,031,501	$3,541,513
Mexico	(2,204)	(19,430)	10,216,550	3,858,910	2,634,220
Total	($1,809,084)	($781,109)	$22,248,341	$5,890,411	$6,175,733